Exhibit 4

FOR IMMEDIATE RELEASE	4 October 2016

WPP PLC (“WPP”)

Notification of Trading Statement

WPP will announce its Third Quarter Trading Statement for the nine months ended 30 September 2016 on Friday, 28 October 2016.

Contact:
Feona McEwan, WPP	+44(0) 20 7408 2204